THE MARQUIE GROUP, INC.

7901 4th Street North, Suite 4000

St. Petersburg, FL 33702-4305

(Address of Principal Executive Offices)

November 22, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Registration Statement on Form S-1/A
Accession Number: 0001683168-22-007974
Filed November 22, 2022

Ladies and Gentlemen:

The Marquie Group, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Registrant’s Amended Registration Statement on Form S-1/A, filed on November 22, 2022 due to coding the filing to an incorrect File Number.

The filing was coded to File number 333-208888 and it should have been 333-267970. We will immediately refile under the correct file number once this RW is accepted.

If you have any questions with respect to the foregoing, please contact Marc Angell, (800) 351-301.

Very truly yours,

The Marquie Group, Inc.

By:	/s/ Marc Angell
Name: Marc Angell Title: Chief Executive Officer